Exhibit 17.1

October 21, 2011

Mr. Zhuangyi Wang
Chairman and Chief Executive Officer
QKL Stores, Inc.
4 Nanreyuan Street
Dongfeng Road
Sartu District
Daqing, P.R. China 163311

Re: Resignation

Dear Mr. Wang;

I hereby tender my resignation as a member of the board of directors and all associated board committees of QKL Stores, Inc. effective immediately.

Thank you and the other board members for the opportunity to serve. I have very much enjoyed my association and wish you, the board, management and all of the fine people of QKL all the best in the future.

Regards,

/s/ Gary Crook
Gary Crook

cc: Eric Doering, Loeb and Loeb